December 2007 Preliminary Terms No. 457 Registration Statement No. 333-131266 Dated December 14, 2007 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Currencies
Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Bearish Currency-Linked Capital Protected Notes provide investors with short exposure to an individual currency or a basket of currencies with no downside risk to the initial investment.  They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and short exposure to the underlying currency or basket of currencies that will allow them to gain a positive return if the underlying currency or basket of currencies depreciates relative to the U.S. dollar.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	December , 2007
Original issue date:	December , 2007
Maturity date:	June , 2009
Principal protection:	100%
Interest:	None
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 times the currency performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
Currency performance:
1 – (final exchange rate / initial exchange rate).
Under the terms of the notes, a positive currency performance means that the Euro has depreciated relative to the U.S. dollar, while a negative currency performance means the Euro has appreciated relative to the U.S. dollar.

Participation rate:	100% to 115%. The actual participation rate will be determined on the pricing date.
Initial exchange rate:	The exchange rate as posted on the applicable reference source on the pricing date
Final exchange rate:	The exchange rate as posted on the applicable reference source on the valuation date
Exchange rate:	The Eurozone euro / U.S. dollar exchange rate (expressed as the number of units of U.S. dollars per one Eurozone euro) as determined by reference to the applicable reference source on such day.
Valuation date:	June , 2009
CUSIP:	6174462F5
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note:	100%	%	%
Total:	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS,
EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.
Prospectus Supplement for Currency-linked Capital Protected Notes dated September 21, 2007
Prospectus dated January 25, 2006
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Investment Overview
The Bearish Currency-Linked Capital Protected Notes due June    , 2009 (the “notes”), issued by Morgan Stanley, provide investors with an opportunity to gain direct short exposure to the Eurozone euro relative to the U.S. dollar with no downside risk to principal.

If, at maturity, the Eurozone euro (the “Euro”) has depreciated relative to the U.S. dollar (the “USD”), the investment will return par plus 100% to 115% of such depreciation (e.g. a 10% depreciation will return 100% of principal plus an additional 10% to 11.5% depending on the actual participation rate of the depreciation of the Euro).  If the Euro has not depreciated or has appreciated, the investment will return par at maturity.  There will be no interest payments on the notes.

Maturity:	18 months
Protection at maturity:	100%
Payment at maturity:	(i) If the Euro depreciates Þ par plus 100% to115% of the negative performance of the Euro (ii) If the Euro does not depreciate or appreciates Þ par

How Do Currency Exchange Rates Work?

▪	Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

▪	The currency performance is based on the performance of the Euro relative to the USD as expressed by the Euro/USD exchange rate from the pricing date to the valuation date.

▪
A decrease in the exchange rate means that the Euro has depreciated / weakened relative to the USD.  This means that it takes more Euros to purchase one (1) USD on the valuation date than it did on the pricing date.  Viewed another way, one (1) Euro can purchase fewer dollars on the valuation date than it could on the pricing date.  For example, the following illustrates an instance where the Euro has weakened relative to the USD by 10%:

Pricing date = 1 USD / 1 EUR and Valuation date = 0.9 USD / 1 EUR

▪
An increase in an exchange rate means that the Euro has appreciated / strengthened relative to the USD.  This means that it takes fewer Euros to purchase one (1) USD on the valuation date than it did on the pricing date.  Viewed another way, one (1) Euro can purchase more dollars on the valuation date than it could on the pricing date.  For example, the following illustrates an instance where the Euro has strengthened relative to the USD by 10%:

Pricing date = 1 USD / 1 EUR and Valuation date = 1.1 USD / 1 EUR
 Actual exchange rates on the pricing date will vary.

December 2007	Page 2

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Key Benefits
Exposure to currencies is a component of portfolio diversification.  Investors who believe they have underweight exposure to the U.S. dollar or overweight exposure to the Euro, or those concerned about the risks associated with investing directly in currencies can use the notes to gain bearish exposure to the Euro relative to the USD while protecting 100% of principal at maturity.

Leverage Performance	▪ Uncapped 100% to 115% participation in any depreciation of the Euro
Protect Principal	▪ 100% principal protection at maturity regardless of the performance of the Euro
Access	▪ Short exposure to the Euro relative to the USD
▪ Portfolio diversification from traditional fixed income / equity investments

Summary of Key Risks (see page 8)

▪	No interest payments and possibility of no return other than the return of principal

▪	Currency exchange risk

▪	Government intervention could materially and adversely affect the value of the notes.

▪	Many unpredictable factors will affect the value of the notes.

▪	Even though the Euro and the USD trade around-the-clock, the notes will not.

▪	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

▪	Economic interests of the calculation agent may be potentially adverse to the investors.

▪	Issuer credit ratings may affect the market value of the notes.

▪	The notes will not be listed on any securities exchange. Secondary trading may be limited and you could receive less than par if you try to sell your notes prior to maturity.

▪	Hedging and trading activity by affiliates of the issuer could adversely affect the exchange rate.

Suitability

The notes may be suitable for investors who:

▪	do not require current income / coupon payments

▪	are capable of understanding the complexities / risks specific to the notes and specifically to the exchange rate

▪	are willing to receive no return on the notes other than the return of principal should the Euro appreciate or not depreciate

December 2007	Page 3

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Fact Sheet
The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the Euro has depreciated relative to the USD on the valuation date.  The notes offered are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date:	Maturity date:
December , 2007	December , 2007 (5 business days after the pricing date)	June , 2009
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Interest:	None
Issuer call right:	None
Denominations:	$1,000 and integral multiples thereof.
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 times the currency performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
Currency performance:	1 – (final exchange rate / initial exchange rate)
Participation rate:	100% to 115%. The actual participation rate will be determined on the pricing date.
Initial exchange rate:	The exchange rate as posted on the applicable reference source on the pricing date
Final exchange rate:	The exchange rate as posted on the applicable reference source on the valuation date

For a description of how the final exchange rate will be determined if the applicable reference source is unavailable and in certain other circumstances, please see the definition of “exchange rate” under “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement.

Exchange rate:	The Eurozone euro / U.S. dollar exchange rate (expressed as the number of units of U.S. dollars per one Eurozone euro) as determined by reference to the applicable reference source on such day.
Reference source:	Reuters page “WMRSPOT05”
Valuation date:	June , 2009
Risk Factors:	Please see “Risk Factors” on page 8.
General Information
Listing:	None
CUSIP:	6174462F5
Tax considerations:
The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, even though no interest is payable on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.  If the Notes were priced on December 12, 2007, the “comparable yield” would be a rate of 4.3181% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,066.1800 due at maturity.  The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Notes) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

December 2007	Page 4

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
January 1, 2008 through June 30, 2008	$21.5905	$21.5905
July 1, 2008 through December 31, 2008	$22.0566	$43.6471
January 1, 2009 through June 30, 2009	$22.5329	$66.1800

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Payment currency:	USD
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking short positions in forwards and options contracts on the Euro and/or the USD or positions in any other available currencies or instruments that we may wish to use in connection with such hedging.  Such purchase activity could affect the exchange rate for the Euro, and, therefore, the exchange rate that must prevail with respect to Euro on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

December 2007	Page 5

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Payment at Maturity

At maturity, investors will receive $1,000 plus the supplemental redemption amount for each note they hold.

If the currency performance is:	The supplemental redemption amount will be:
greater than zero (i.e. the Euro depreciates vs. the USD)	$1,000 x currency performance x 100% to 115%
less than or equal to zero (i.e. the Euro appreciates or does not depreciate vs. the USD)	$0 (Investors will only receive par at maturity)

Best Case Scenario	The Euro depreciates and the notes return par plus 100% to 115% uncapped participation in the depreciation of the Euro.

Worst Case Scenario	The Euro does not depreciate or appreciates and the notes redeem for par at maturity. This assumes the investment is held to maturity.

Note:

There is no cap on upside participation.  At maturity, you will receive 100% to 115% of any depreciation of the Euro in addition to the principal amount of the notes you hold.

If the currency performance at maturity is zero or negative, meaning the Euro has not depreciated or has appreciated, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

December 2007	Page 6

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Hypothetical Payout on the Notes

Example 1:  The Euro has depreciated relative to the USD.

Hypothetical participation rate:	107.5%
Hypothetical initial exchange rate:	1.50
Hypothetical final exchange rate:	1.35

The exchange rate performance will equal:

Currency performance	=	1	−	final exchange rate
initial exchange rate

Using the above hypothetical initial and final exchange rates, the currency performance is calculated as follows:

Currency performance	=	1	−	1.35	=	0.10
1.50

In this example, the Euro has weakened 10% relative to the USD.

The supplemental redemption amount will equal:

Supplemental redemption amount	=	$1,000 x	currency performance	x	participation rate

So, using the hypothetical example above,

Supplemental redemption amount	=	$1,000	x	10%	x	107.5%	=	$107.50

Therefore, in this example, the total payment at maturity per note will equal $1,107.50, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $107.50.

Example 2:  The Euro has appreciated (or not depreciated) relative to the USD.

Hypothetical participation rate:	107.5%
Hypothetical initial exchange rate:	1.50
Hypothetical final exchange rate:	1.65

Currency performance	=	1	−	1.65	=	- 0.10
1.50

Therefore,

Supplemental redemption amount per note	=	the greater of:
		(a) $0;	and
		(b) $1,000	x	–10% (less than zero)	x	107.5%
	=	$0

In this example, the Euro has strengthened by approximately 10% relative to the USD over the term of the notes.  Accordingly, the currency performance is less than zero.  Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $1,000 principal amount of the notes.

December 2007	Page 7

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the Euro.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
No interest payments and possibility of no return other than the return of principal.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity and you may only receive the principal amount of the notes you hold at maturity.

▪
Currency exchange risk. Fluctuations in the exchange rates between the USD and the Euro will affect the value of the notes.  Exchange rate movements are volatile and are the result of numerous factors specific to the Euro and the USD including the supply of, and the demand for, the Euro or the USD, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the Euro and the USD.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe and the United States.  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the countries comprising the Eurozone and the U.S.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries comprising the Eurozone and the U.S. and other countries important to international trade and finance.  The strengthening of Euro relative to the USD may have a material adverse effect on the value of the notes and the return on an investment in the notes.

▪
Government intervention could materially and adversely affect the value of the notes.  Foreign exchange rates can be fixed by the sovereign government or monetary authority, allowed to float within a range of exchange rates set by the government or monetary authority, or left to float freely.  Governments or monetary authorities, including those of the countries comprising the Eurozone, the Eurozone itself or the United States, may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of the Euro and the USD.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments or monetary authorities, fluctuations in response to other market forces and the movement of currencies across borders.

▪
Many unpredictable factors will affect the value of the notes.  These include: (i) exchange rate; (ii) interest rate levels; (iii) volatility of the exchange rate; (iv) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (v) the time remaining to the maturity; (vi) availability of comparable instruments; (vii) intervention by the governments or monetary authorities of the Eurozone or the United States; and (viii) the issuer’s creditworthiness.  In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention.  For USD investors, an investment in the bearish notes increases the investor’s exposure to the USD relative to the Euro.  As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

▪
Even though the currencies trade around-the-clock, the notes will not. Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying currencies are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

December 2007	Page 8

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, mark-ups or other transaction costs.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payment to you at maturity.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

▪
Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates of the basket currencies. Affiliates of the issuer will carry out hedging activities related to the notes (and possibly to other instruments linked to the basket currencies), including trading in futures, forwards and/or options contracts on the Euro and the USD as well as in other instruments related to the Euro and the USD.  Affiliates of the issuer also trade the Euro and the USD and other financial instruments related to the Euro and the USD on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could decrease the value of the Euro and, as a result, could decrease the value against the USD at which the Euro must close on the valuation date before you receive a payment at maturity that exceeds the principal amount of the notes.

December 2007	Page 9

Bearish Currency-Linked Capital Protected Notes due June     , 2009
Based on the Performance of the Eurozone euro Relative to the U.S. Dollar

Historical Information

The following table sets forth the published high, low and end-of-quarter Euro/USD exchange rates for each quarter in the period from January 1, 2002 through December 12, 2007.  The related graph sets forth the exchange rate of the Euro (express as units of USD per Euro) for such period.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the applicable exchange rates.  You cannot predict the future performance of the exchange rate based on its historical performance.
EUR	High	Low	Period End
2002
First Quarter	0.9033	0.8593	0.8717
Second Quarter	0.9914	0.8750	0.9914
Third Quarter	1.0117	0.9660	0.9866
Fourth Quarter	1.0492	0.9707	1.0492
2003
First Quarter	1.1054	1.0362	1.0915
Second Quarter	1.1909	1.0695	1.1511
Third Quarter	1.1656	1.0809	1.1656
Fourth Quarter	1.2595	1.1416	1.2595
2004
First Quarter	1.2842	1.2128	1.2316
Second Quarter	1.2365	1.1822	1.2199
Third Quarter	1.2452	1.2011	1.2436
Fourth Quarter	1.3637	1.2285	1.3554
2005
First Quarter	1.3465	1.2757	1.2964
Second Quarter	1.3087	1.2032	1.2108
Third Quarter	1.2542	1.1902	1.2026
Fourth Quarter	1.2179	1.1670	1.1849
2006
First Quarter	1.2307	1.1820	1.2118
Second Quarter	1.2926	1.2092	1.2790
Third Quarter	1.2891	1.2505	1.2674
Fourth Quarter	1.3343	1.2513	1.3199
2007
First Quarter	1.3386	1.2892	1.3354
Second Quarter	1.3651	1.3303	1.3542
Third Quarter	1.4267	1.3426	1.4267
Fourth Quarter (through December 12, 2007)	1.4873	1.4048	1.4699

Historical Performance of the Euro / U.S. dollar Exchange Rate January 1, 2002 to December 12, 2007

December 2007	Page 10